Exhibit 99.1

NYSE: FSM | TSX: FVI www.fortunasilver.com	NEWS RELEASE

Fortuna reports production of 1.9 million ounces of silver and 34,555 ounces of gold for the first quarter of 2021

Vancouver, April 12, 2021 – Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) reports production results for the first quarter from its three operating mines in Latin America, the San Jose Mine in Mexico, the Caylloma Mine in Peru, and the Lindero Mine in Argentina. The Company produced 1,913,755 ounces of silver and 34,555 ounces of gold or 59,736 gold equivalent1 ounces. Fortuna is on schedule to produce between 6.8 to 7.6 million ounces of silver and between 178 to 202 thousand ounces of gold or between 267,000 to 302,000 ounces gold equivalent1 in 2021, in accordance with our annual production guidance (refer to Fortuna news release dated January 19, 2021).

First Quarter Consolidated Production Highlights

•	Silver production of 1,913,755 ounces; 5 percent increase over Q1 2020
•	Gold production of 34,555 ounces; 242 percent increase over Q1 2020
•	Lead production of 8,181,355 pounds; 6 percent increase over Q1 2020
•	Zinc production of 11,968,896 pounds; 1 percent increase over Q1 2020

First Quarter Consolidated Operating Highlights

	First Quarter 2021				First Quarter 2020
	Caylloma, Peru	San Jose, Mexico	Lindero, Argentina	Consolidated	Caylloma, Peru	San Jose, Mexico	Lindero, Argentina	Consolidated
OPERATIONAL FIGURES
Tonnes milled	131,887	259,803			132,741	246,826
Average tpd milled	1,499	3,048			1,491	2,837
Ore placed on pad[2] (t)			2,130,000
SILVER[3]
Grade (g/t)	77	217			70	216
Recovery (%)	81.45	90.79			83.53	91.66
Production (oz)	267,311	1,646,444		1,913,755	249,111	1,570,201		1,819,312
GOLD
Grade (g/t)	0.62	1.36	0.82		0.24	1.33
Gold placed on pad[2] (oz)			56,330
Recovery (%)	73.09	90.51			46.39	91.34
Production[4] (oz)	1,922	10,301	22,332	34,555	471	9,630		10,101
LEAD
Grade (%)	3.21				2.96
Recovery (%)	87.69				89.28
Production (lbs)	8,181,355			8,181,355	7,722,793			7,722,793
ZINC
Grade (%)	4.70				4.58
Recovery (%)	87.63				88.22
Production (lbs)	11,968,896			11,968,896	11,821,186			11,821,186

Notes:

1.	Gold equivalent production does not include lead or zinc, and is calculated using gold to silver ratio of 1 to 76
2.	Lindero tonnes and gold grade are estimated using grade control sampling of blast holes. Numbers are reported to the nearest ten thousand for tonnes
3.	Metallurgical recovery for silver at the Caylloma Mine is calculated based on silver content in lead concentrate
4.	Lindero production includes gold in carbon columns and electrolytic cement
5.	Totals may not add due to rounding

San Jose Mine, Mexico

The San Jose Mine produced 1,646,444 ounces of silver and 10,301 ounces of gold in the first quarter of 2021, in line with budget. Average head grades for silver and gold were 217 g/t and 1.36 g/t, 10 and 11 percent above budget for the quarter, respectively, due to better grades encountered in planned production stopes of the mine with respect to the reserve model.

Caylloma Mine, Peru

In the first quarter of 2021, the Caylloma Mine produced 267,311 ounces of silver with an average head grade of 77 g/t, 4 and 6 percent above budget, respectively.

Caylloma continued to contribute significant gold production in the first quarter of 2021. Gold production was 1,922 ounces, an increase of 308 percent with respect to the comparable period of 2020. The increase in gold production is related to higher head grades encountered in the Animas NE vein. The exploration team continues to carry out work to better understand the continuity of these higher-grade zones.

Lead and zinc production for the first quarter of 2021 was 8,181,355 pounds and 11,968,896 pounds, 9 percent above and in line with budget, respectively. The average head grades for lead and zinc were 3.21% and 4.70%, 13 and 11 percent above budget, respectively.

Lindero Mine, Argentina

Lindero remains on track to achieve 2021 annual gold production guidance of 140,000 to 160,000 ounces (refer to Fortuna news release dated January 19, 2021).

Government mandated international travel restrictions due to COVID-19 is limiting onsite access to foreign vendor support. This continues to affect Lindero’s ramp up progress in specific areas such as the stacking system and the SART plant. The operation is resolving these challenges via the use of remote assistance technology and other initiatives.

In the first quarter of 2021, a total of 2.13 million tonnes of ore were placed on the heap leach pad averaging 0.82 g/t gold, containing an estimated 56,330 ounces of gold. The operation placed 65 percent more ounces on the heap leach pad and produced 53 percent more ounces in doré compared to the fourth quarter of 2020. Total gold production was 22,332 ounces comprised of 20,562 ounces in doré and 1,770 ounces of gold-in-carbon (GIC) inventory.

First Quarter 2021
Ore mined[1] (t)	1,610,000
Waste mined[1] (t)	1,220,000
Total mined[1] (t)	2,830,000
Strip ratio (waste to ore)	0.76
Average crushing throughput (tpd)	860
Ore placed on leach pad[1] (t)	2,130,000
Ore placed grade[1] (g/t)	0.82
GIC inventory (oz)	1,770
Doré poured (oz)	20,562
Gold produced (oz)	22,332
Gold sold (oz)	21,297

Note:

1.	Lindero tonnes and gold grade are estimated using grade control sampling of blast holes. Numbers are reported to the nearest ten thousand for tonnes

Mining

A total of 1.6 million tonnes of ore were mined in the first quarter of 2021 at a strip ratio of 0.76:1. Mining of ore was in line with expectation, while waste rock movement was 47 percent lower than planned due to the prioritization of mining trucks to stack ore on the leach pad. Waste movement is scheduled to increase during the second half of the year to align the operation with the waste stripping plan for 2021. Reconciliation of the reserve model estimate indicates a good correlation with tonnes, grade, and gold ounces mined within 5 percent of predicted.

Processing

The ramp up of the primary and secondary crushing circuits is progressing according to plan with crushing in March averaging 15,770 tonnes per day and throughput averaging 960 tonnes per hour, representing 84 and 92 percent of design capacity, respectively. During March, crushing peaked at 20,000 tonnes per day.

The tertiary-HPGR crusher, agglomeration plant, and stacking system throughput averaged 7,600 tonnes per day in March, achieving 41 percent of design capacity. During the quarter, the limiting factor for higher throughput was the stacking system, where the operation encountered challenges with automation, mechanical, and operational issues. As at the end of March, the automation and mechanical issues were largely resolved while training of the workforce continues. In the first days of April, the stacking system peaked at 14,780 tonnes per day, 79 percent of design capacity.

In order to remain on track to achieve annual gold production guidance, the operation continues to place coarse ore from the secondary crusher’s stockpile via trucks and run of mine material representing 81 percent of ore placed on the heap leach pad in the quarter.

Recovery of gold for the different granulometries of ore placed on the heap leach pad is in line with expectations with 22,332 ounces of gold produced in the quarter.

The ADR plant is operating as per design capacity. The SART plant ramp up was suspended at the end of February to address operational issues with the copper and gypsum filters. Bypassing the SART plant is not expected to have a critical impact on gold production during the upcoming months due to the relative low levels of soluble copper in the pregnant solution. The operation expects to incorporate the SART plant into the process in the second quarter of 2021.

Quality Assurance & Quality Control

Grade control estimates are based on blast hole chip samples submitted to Lindero’s on-site laboratory for preparation and assaying for gold, using fire assay with an atomic absorption finish. The QA - QC program includes the blind insertion of certified reference standards and assay blanks at a frequency of approximately 1 per 20 normal samples as well as the submission of duplicate samples for verification of sampling and assay precision levels by an ISO 9001:2000 certified umpire laboratory. ALS Global Laboratory in Mendoza, Argentina prepared the samples for assaying and then forwarded the samples to ALS Global Laboratory in Lima, Peru for assay by standard fire assay methods.

Qualified Person

Amri Sinuhaji is the Technical Services Director – Mine Planning for the Company and is a Professional Engineer registered with the Association of Professional Engineers and Geoscientists of the Province of British Columbia (#48305) and a Qualified Person as defined by National Instrument 43-101- Standards of Disclosure for Mineral Projects. Mr. Sinuhaji has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with operations in Peru, Mexico and Argentina. Sustainability is integral to all our operations and relationships. We produce silver and gold and generate shared value over the long-term for our shareholders and stakeholders through efficient production, environmental protection and social responsibility. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | T (Peru): +51.1.616.6060, ext. 0

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; the Company’s anticipated performance in 2021; estimated production forecasts and sales for 2021; estimated production costs and all-in sustaining cash costs for 2021; the duration and impacts of COVID-19 on the Company’s production, workforce, business, operations and financial condition; metal price estimates, estimated metal grades in 2021; the estimated amount of ore to be placed on the leach pad at the Lindero Mine in 2021, the grade of gold and the amount of gold estimated to be contained therein; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; production costs; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; the impact of the COVID-19 pandemic on the Company’s mining operations and construction activities; the duration and impacts of COVID-19 on the Company’s production, workforce, business, operations and financial condition, and the risks relating to a global pandemic, which unless contained could cause a slowdown in global economic growth; uncertainties related to the impacts of COVID-19 which may include: changing market conditions, changing restrictions on the mining industry in the countries in which the Company operates, the ability to operate as a result of government imposed restrictions, including restrictions on travel, the transportation of concentrates and doré, access to refineries, the impact of additional waves of the pandemic or increases of incidents of COVID-19 in the countries in which we operate; the duration of any suspension of operations at the Company’s mines as a result of COVID-19 which may affect production and the Company’ business operations and financial condition; changes in prices for gold, silver and other metals; changes in the prices of key supplies; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production and cost estimates; governmental and other approvals; changes in government, political unrest or instability in countries where Fortuna is active; fluctuations in currencies and exchange rates; the imposition of capital control in countries in which the Company operates; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that the reconciliation of mineral reserves at the Lindero Mine remains consistent with the mineral reserve model; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability and other operating or technical difficulties); the duration and impacts of COVID-19 on the Company’s production, workforce, business, operations and financial condition, and the risks relating to a global pandemic, which unless contained could cause a slowdown in global economic growth; government mandates in Peru, Mexico and Argentina with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations; government and the Company’s attempts to reduce the spread of COVID-19 which may affect may aspects of the Company’s operations, including transportation of personnel to and from site, contractor and supplier availability and the ability to sell or deliver concentrate and doré; the expected trends in mineral prices and currency exchange rates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained for the Company’s business and operations; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Non-GAAP Financial Measures

This news release also refers to non-GAAP financial measures, such as cash cost per tonne of processed ore. These measures do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under International Financial Reporting Standards (IFRS) and therefore, amounts presented may not be comparable to similar data presented by other mining companies.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Equivalent U.S. reporting requirements are currently governed by the United States Securities and Exchange Commission ("SEC") Industry Guide 7 (“Industry Guide 7”) under the U.S. Securities Act of 1933, as amended. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC currently in effect under Industry Guide 7, and reserve and resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies. In particular, the term "resource" does not equate to the term "reserves". Under the SEC's disclosure standards currently in effect under Industry Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. While the SEC recognizes the reporting of mineral deposits which do not meet the Industry Standard Guide 7 definition of “reserve” as of February 25, 2019, the effective adoption of the Modernization of Property Disclosures for Mining Registrants, such rules are not required to be compiled with until the first fiscal year beginning on or after January 1, 2021. As a result, the SEC's disclosure standards currently in effect normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. You are cautioned not to assume that resources will ever be converted into reserves. You should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. You should also not assume that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. You are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC's disclosure standards currently in effect under Industry Guide 7 normally only permit issuers to report mineralization that does not constitute "reserves" by such standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC's disclosure standards currently in effect under Industry Guide 7, and reserves reported in compliance with NI 43-101 may not qualify as "reserves" under such SEC standards. Accordingly, information concerning mineral deposits set forth in this news release may not be comparable with information made public by companies that report in accordance with U.S. standards.